Exhibit 99.1

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: SGOC)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 20, 2017

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of SGOCO Group, Ltd. (the “Company”) will be held at Unit 1614, North Tower, Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon, Hong Kong on December 20, 2017 at 10:00 a.m., local time for the following purposes:

1.	To approve and adopt the financial statements of the Company for the year ended December 31, 2016.

2.	To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2017, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

3.	To elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Christina Leung
b.	Vicki Lau
c.	Rosana Lee
d.	Dominic Li
e.	Hok Fung Wai

4.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business New York time on November 24, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.sgocogroup.com, or by contacting Tony Zhong at Unit 1614, North Tower, Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon, Hong Kong , telephone: (+852) 2386 3328, email: tonyzhong@sgoco.com.

SGOCO GROUP, LTD.

Date: November 30, 2017
Shi-bin Xie
President and Chief Executive Officer

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting

to Be Held on December 20, 2017

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of SGOCO Group, Ltd., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.004 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Unit 1614, North Tower, Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon, Hong Kong on December 20, 2017 at 10:00 a.m.(local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business New York time on November 24, 2017 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. At the AGM, two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation,) by its duly authorized representative representing not less than one-third of the total issued voting shares of the Company throughout the AGM shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Unit 1614, North Tower, Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon, Hong Kong, or (ii) by attending and voting in person at the AGM.